FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of March 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Shimpo to Acquire Minster Machine Company, U.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on March 6, 2012, in Kyoto, Japan

Nidec Shimpo to Acquire Minster Machine Company, U.S.A.

Nidec Corporation (NYSE: NJ, the “Company”) today announced that Nidec Shimpo Corporation (“Nidec Shimpo”), a wholly owned subsidiary of the Company and a leading manufacturer of precision speed reducers, has agreed with the shareholders of The Minster Machine Company (“Minster”), a leading U.S. manufacturer of press machines with an operating history of over 110 years, to acquire all of the outstanding shares in Minster (the “Transaction”), and that Nidec Shimpo has entered into a share purchase agreement with the shareholders of Minster on March 5, 2012.

1.

Purpose of the Transaction

In July 2011, the Company transferred its ownership interest in Nidec-Kyori Corporation (“Nidec-Kyori”), a manufacturer of press machines, to Nidec Shimpo and, as a result, Nidec-Kyori became a wholly owned subsidiary of Nidec Shimpo.

Nidec-Kyori sells its products primarily to manufacturers of electronic parts, including connectors, and is particularly strong in the small-sized high speed precision press machine markets (15 ton to 200 ton capacities) in Japan and China.  Minster manufacturers medium-sized and large-sized high speed precision press machines (10 ton to 1,650 ton capacities), and sells its products to a broad range of customers, including manufacturers of electronic parts, motors and food packaging machines.  Minster sells products in 80 countries and especially has a strong presence in the press machine market in North and South America　and a substantial global market share as a leading manufacturer of press machines for food and beverage cans.

Following the Transaction, Nidec Shimpo aims to (1) increase sales by selling Minster’s large-sized press machines through Nidec Shimpo’s (and Nidec-Kyori’s) sales channels in Asia and by selling Nidec-Kyori’s small-sized high speed precision press machines through Minster’s sales channels in North and South America and Europe, (2) expand product offerings by using Nidec-Kyori’s small-sized high speed precision press technology and Minster’s large-sized high rigidity precision press technology as mutually supplementary technologies, and (3) share manufacturing facilities and equipment with Minster.

As a result of the Transaction, the Company is expected to have, within its group of companies, a more comprehensive precision press machine manufacturer with product offerings ranging from small-sized high speed press machines to large-sized high rigidity press machines.

2.

Information on Minster

(1) Company Name:

The Minster Machine Company

(2) Headquarters:

Mins t er, Ohio, United States

(3) Year of Establishment:

1901

(4) Principal Places of Business:

United States (Minster), Germany (Halblech), and China (Zhejiang)

(5) Principal Businesses:

Development, manufacturing and sale of large-sized high speed precision press machines and dies

(6) Employees:

Approximately 500

(7) Sales in Fiscal Year 2011: 　　 118 million USD (unaudited)

3.

Structure of the Transaction

Nidec Shimpo is expected to purchase from the shareholders of Minster all of the outstanding shares in Minster.

4.

Current Schedule

The closing of the Transaction is currently expected to be completed in early April 2012.  The closing date may change, depending on the timing of obtaining required regulatory approvals and other factors.

5.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no impact on the Company’s consolidated financial performance for the current fiscal year since the closing of the Transaction is currently expected to be completed in early April 2012.

The impact of the Transaction on the Company’s consolidated financial performance for the next fiscal year is currently being reviewed, and the Company intends to make appropriate disclosure in accordance with the rules of the Tokyo Stock Exchange once details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company, its group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

＜Appendix 1＞

▲Headquarter of Minster

▲Ohio factory

　　　　　　　　　　　　　　　　　　　　　　　　▲Assembly line

＜Appendix 2＞

▲High speed precision press machine（200 ton）

▲(800 ton)

▲(600 ton)

▲(1,650 ton)

▲Composite press machine (press machine +feeder）

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